Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, May 3, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its second quarter 2011 dividend of US$0.03 per share.  Shareholders of record at the close of business on Thursday, June 30, 2011 will be entitled to receive payment of this dividend on Thursday, July 14, 2011. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 Email: linda.armstrong@yamana.com www.yamana.com